Antena 3

Director of the Legal Department

04 MAR 10 AM 7:21

82-34762

DATE: 16th March 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: SIGNIFICANT EVENT
Number of pages including this one: 2

04024561

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that has been filed before the Spanish National Securities Market Commission in their English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
APR 27 2004
THOMSON FINANCIAL

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3 de Televisión, S.A., and in its name and on its behalf Ms. Carmen Rodríguez in her capacity as Deputy Secretary of the Board of Directors, informs as follows:

SIGNIFICANT EVENT

On today's date, at 13:30 h., the award passed by the Arbitration Panel formed by Mr. Julio González Soria, Mr. Tomás de la Quadra-Salcedo Fernández del Castillo and Mr. Manuel Aragón Reyes, in the arbitration proceedings described in paragraph 3) of page IV-41 of the Prospectus verified and registered with the Official Registry of the *Comisión Nacional del Mercado de Valores* on 17th October 2003, has been notified to UNIPREX, S.A.U, a wholly-owned subsidiary of Publicidad 3, S.A.U, its sole shareholder being ANTENA 3 DE TELEVISIÓN, S.A.

In summary, the award issued establishes the following:

a) To declare terminated and extinguished the agreement executed by and between UNIPREX, S.A.U. and Grupo Radio Blanca, on 27th July 2001.

b) To declare that the settlement phase of such agreement dated 27th July 2001 will be carried out during a period of twelve months starting on today's date. Once such period has lapsed, Grupo Radio Blanca must have abandoned and ceased to use the broadcasting stations, broadcasting centres, studios, facilities, equipment and offices, and the commercial and technical relationships will be extinguished.

c) To order UNIPREX to pay the following sums:

- ✓ Euro 166,516,876, as penalty, already adjusted.
- ✓ Euro 8,252,024, as indemnity for damages caused as a result of the breach of the agreement.
- ✓ Euro 5,009,830.58, plus legal interests accrued from 6th June 2003 up to the date of payment, as settlement of the advertising minimum guaranteed sums during the approximate term of five months lapsed between 1st January and 6th June 2003.
- ✓ The sum obtained as a result of the application of the settlement of the term lapsed between 6th June 2003 and 15th March 2004, inclusive. This figure, pending calculation, will not be in principle lower than the figure that could be obtained after applying, on a pro rata basis, the amount set out in the previous paragraph for such term.
- ✓ Euro 64,662.52 for claims related to other issues.

The Board of Directors of UNIPREX, S.A.U. will hold an urgent and extraordinary meeting today, 16th March 2004, at 16:00 h., to analyze the terms of such arbitration award and to urgently adopt the necessary resolutions.

The Executive Committee of A3TV will analyze these events in its ordinary meeting to be held today.

San Sebastián de los Reyes (Madrid), 16th March 2004.

Antena 3

Director of the Legal Department

04 MAR 18 AM 7:21

DATE: 17th March 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

SUPPL

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: PRESS RELEASE AND SIGNIFICANT EVENT
Number of pages including this one: 3

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy an English version of the Press Release and notification of Significant Event that have been filed before the Spanish National Securities Market Commission, (*Comisión Nacional del Mercado de Valores* or "CNMV").

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

The Board of Directors of UNIPREX, S.A.U., a wholly owned subsidiary of Publicidad 3, S.A.U., its sole shareholder being ANTENA 3 DE TELEVISIÓN, S.A., has held today, 16th March 2004, an extraordinary meeting to analyze the arbitration award referred to in the SIGNIFICANT EVENT already forwarded to the CNMV.

As a result of the resolutions adopted at such meeting, a press note will be released reading as follows:

At the end of the extraordinary meeting of the Board of Directors of UNIPREX held this afternoon to analyze the conclusions of the award issued in the arbitration proceedings between this company and the Grupo Radio Blanca, UNIPREX informs as follows:

- *The company has not sufficient financial capacity to face the payment of approximately euro 190 million established in such award.*
- *The direct result of such amount is that the equity of the company would show a negative figure of euro 164 million. This implies that, if the net worth situation of the company is not restored within a term of 60 days, UNIPREX would incur in a winding-up event, in accordance with the provisions of Article 260 of the Joint Stock Companies Law.*
- *Without prejudice to the eventual appeals that UNIPREX might file against the award, the Board of Directors has decided to submit to the decision of the Shareholder the adoption of the resolution deemed more appropriate for the corporate interests to enable - within the term set out by the law in this respect - the restoration of the net worth of the Company or the beginning of the winding up process.*

(Published on 16th March)

Antena 3 de Televisión, S.A., and in its name and on its behalf Ms. Carmen Rodríguez as Deputy Secretary of the Board of Directors, informs as follows:

SIGNIFICANT EVENT

The Executive Committee of the Board of Directors of the Company, in the meeting held today, after analyzing the contents of the award issued in connection with the arbitration proceedings between the subsidiary UNIPREX and Grupo Radio Blanca, has adopted the following resolutions:

- To request a financial and economic report to assess the impact of the result of the arbitration award before taking any decision.
- In order to defend the interests of its shareholders, to instruct its Legal Department to immediately start the necessary actions and to propose, if appropriate, the relevant legal actions in connection with the Telefónica Group so that this Group - in its capacity as owner and administrator both of UNIPREX and Antena 3 de Televisión, S.A. when the dispute started – faces the liabilities derived from the result of the arbitration award.
- The Board of Directors of Antena 3 de Televisión, S.A., which will hold a meeting next Tuesday 30th March 2004, will assess the situation and adopt the relevant decisions.

San Sebastián de los Reyes (Madrid), 16th March 2004